November 25, 2024

Hui Zhang
Chief Financial Officer
Bright Scholar Education Holdings Ltd
No. 1, Country Garden Road
Beijiao Town, Shunde District, Foshan, Guangdong 528300
The People   s Republic of China

       Re: Bright Scholar Education Holdings Ltd
           Form 20-F for Fiscal Year Ended August 31, 2023
           File No. 001-38077
Dear Hui Zhang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services